SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE HOME SAVINGS AND LOAN COMPANY 401(K) SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503

REQUIRED INFORMATION
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
FINANCIAL STATEMENTS December 31, 2001 and 2000
REPORT OF INDEPENDENT AUDITORS
NOTES TO FINANCIAL STATEMENTS
INDEX TO EXHIBITS
EX-23.1 Consent of Independent Public Accountants

REQUIRED INFORMATION

     The following financial statements and supplemental schedules for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe, Chizek and Company LLP Independent Auditors

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2001 and 2000

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio

FINANCIAL STATEMENTS
December 31, 2001 and 2000

REPORT OF INDEPENDENT AUDITORS

The Home Savings and Loan Company
  401(k) Savings Plan
Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings and Loan Company 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Cleveland, Ohio
April 25, 2002

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2002

ASSETS

Investments

Shares of registered investment companies	$5,156,184	$4,878,104

United Community Financial Corp. common stock	3,058,027	2,946,166

Loans to plan participants	177,661	131,965

Receivables

Participant contributions	36,477	25,020

Employer contribution	79,554	53,423

	116,031	78,443

Total assets	8,507,903	8,034,678

LIABILITIES

Accounts Payable	1,335	0

NET ASSETS AVAILABLE FOR BENEFITS	$8,506,568	$8,034,678

See accompanying notes to financial statements.

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to:

Investment income

Net depreciation in fair value of investments	$(451,203)

Interest and dividends	263,709

(187,494)

Contributions

Employer	310,647

Participant	801,673

Rollovers	119,328

1,231,648

Total additions	1,044,154

Deductions from net assets attributed to:

Benefits paid to participants	568,468

Administrative expenses	3,796

Total deductions	572,264

Net increase	471,890

Net assets available for benefits

Beginning of year	8,034,678

End of year	$8,506,568

See accompanying notes to financial statements.

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 — DESCRIPTION OF PLAN

The following description of The Home Savings and Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan was established by The Home Savings and Loan Company (Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement and if not a limited service employee.

Contributions: Participants may authorize from one to fifteen percent of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2001, the Company matched 50% of up to 6% of participant deferrals. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.

Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of the (a) the Company’s contributions, (b) net investment earnings, (c) withdrawals and (d) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after five years of credited service.

Forfeited Accounts: At December 31, 2001 and 2000, forfeited non-vested accounts totaled $46,709 and $37,474, respectively. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of their vested account balances. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants receive lump sum payments unless otherwise requested.

Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.0% to 10.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value as measured by quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

(Continued)

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

(Continued)

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

     NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2001

	Units or Shares	Fair Value

United Community Financial Corp. common stock	424,726	$3,058,027

AIM Charter fund	40,455	463,617

American Investment fund	22,365	638,071

American Fundamental Investors fund	21,654	594,397

American Balanced fund	27,792	440,500

	December 31, 2000

	Units or Shares	Fair Value

United Community Financial Corp. common stock	424,642	$2,946,166

AIM Charter fund	32,746	487,919

American Investment fund	18,930	587,969

American Fundamental Investors fund	18,342	571,524

AIM Value fund	29,267	366,130

AIM Balanced fund	10,940	329,183

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $451,203 as follows:

Shares of registered investment companies	$(719,209)

Common stock	268,006

$(451,203)

(Continued)

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Related parties include any fiduciary of the Plan, the employer and certain others. All administrative expenses of the Plan other than investment management services are paid for by the Company. Approximately $126,000 of cash dividends were paid to the Plan by United Community Financial Corp. during 2001 based on shares held by the Plan on the dates of declaration.

The Plan held the following party-in-interest investments (at market value):

	2001	2000

United Community Financial Corp. common stock	$3,058,027	$2,946,166

NOTE 6 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $2,389 and $0 at December 31, 2001 and 2000, respectively.

NOTE 7 – TAX STATUS

The Internal Revenue service has determined and informed the Company by a letter dated June 29, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of plan sponsor: The Home Savings and Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

		(c)
		Description of Investment
	(b)	Including Maturity Date		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Date	Cost	Value

		Common stock

*	United Community Financial Corp.	Common stock, 424,726 shares		$3,058,027

		Shares of registered investment companies

	AIM	Balanced fund, 12,540 shares		325,291

	AIM	Cash Reserves fund, 9,862 shares		9,862

	AIM	Charter fund, 40,455 shares		463,617

	AIM	Constellation fund, 1,866 shares		41,238

	AIM	Global Telecom fund, 3,038 shares		25,334

	AIM	Income fund, 14,282 shares		95,692

	AIM	International Equity fund, 6,758 shares		100,701

	AIM	Value fund, 33,682 shares		366,126

	Alliance	Capital Balanced Shares, 26,146 shares		395,063

	Alliance	Capital Technology fund, 446 shares		30,014

	Alliance	Premier Growth fund, 14,607 shares		296,808

	American	Balanced fund, 27,792 shares		440,500

	American	Bond Fund of America, 7,840 shares		100,267

	American	EuroPacific Growth fund, 4,381 shares		117,704

	American	Fundamental Investors, 21,654 shares		594,397

	American	Growth fund, 15,941 shares		377,960

	American	Investment Co. of America fund, 22,365 shares		638,071

	American	Small Cap World fund, 1,916 shares		43,908

	Federated	Auto Cash Management fund, 377,503 shares		377,503

	Franklin	Small Mid Cap Growth fund, 1,352 shares		42,141

	Franklin	U.S. Government Securities fund, 14,728 shares		100,592

	McDonald	Money Market fund, 866 shares		866

	Seligman	Communications & Information fund, 1,499 shares		38,319

	Templeton	Foreign fund, 14,509 shares		134,210

				5,156,184

		Participant loans

		6.0% - 10.5%		177,661

				$8,391,872

* — Denotes party-in-interest

(d) — All investments are participant directed, therefore, historical cost information is not required.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

By: The Home Savings and Loan Company of Youngstown, Ohio

Date: September 12, 2002	Its: Administrator

By: /s/ David G. Lodge David G. Lodge, President

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2001

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Crowe, Chizek and Company LLP Independent Auditors